SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BIO-LOGIC SYSTEMS CORP.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

090909 10 2

(CUSIP Number)

James B. Hawkins President & Chief Executive Officer Natus Medical Incorporated 1501 Industrial Rd. San Carlos, CA 94070 (650) 802-0400	Daniel J. Winnike Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 090909 10 2.	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Natus Medical Incorporated, I.R.S. Identification No 77-0154833
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,102,169 shares of common stock[1] 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,169 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (See Item 6)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.37% of common stock[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	Represents the aggregate number of outstanding shares of the issuer’s common stock held by Roderick G. Johnson, Pamela S. Johnson, Lawrence D. Damon, Gabriel Raviv, PhD, Dorit Raviv, Raviv Family Limited Partnership, Albert Milstein and Craig W. Moore, each of whom entered into a voting agreement dated October 16, 2005 with Natus Medical Incorporated (“Natus”) obligating the holder to vote such shares in favor of the proposed acquisition of the issuer by Natus and related matters, and with respect to which such persons granted Natus a proxy granting Natus the right to vote on each such person’s behalf in favor of such matters. For more information regarding the Bio-logic Systems Corp. securities holdings of Roderick G. Johnson, Pamela S. Johnson, Lawrence D. Damon, Gabriel Raviv, PhD, Dorit Raviv, Raviv Family Limited Partnership, Albert Milstein and Craig W. Moore , please see Schedule B, attached hereto. Natus expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the voting agreements and proxies.
[2]	Based on 6,733,245 shares of the issuer’s common stock outstanding as of October 16, 2005, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

CUSIP No. 090909 10 2	Page 2 of 6 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, no par value, of Bio-logic Systems Corp., a Delaware corporation (“Bio-logic”). The principal executive offices of Bio-logic are located at One Bio-logic Plaza, Mundelein, Illinois 60060.

Item 2.	Identity and Background.

(a) The name of the corporation filing this statement is Natus Medical Incorporated, a Delaware corporation, hereinafter sometimes referred to herein as “Natus.”

(b) The address of Natus’ principal office is 1501 Industrial Road, San Carlos, California 94070.

(c) Natus develops, manufactures, and markets products for the detection, treatment, monitoring, and tracking of common disorders in newborns and children.

(d) Neither Natus nor, to Natus’ knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Natus nor, to Natus’ knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) To Natus’ knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Natus as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Bio-logic entered into an Agreement and Plan of Merger, dated as of October 16, 2005, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with Natus that provides for the acquisition of Bio-logic by Natus by means of a merger of a wholly-owned subsidiary of Natus (“Merger Sub”) with and into Bio-logic. As a result of the merger, Bio-logic would become a wholly-owned subsidiary of Natus. As an inducement for Natus to enter into the Merger Agreement and in consideration thereof, certain executive officers and directors of Bio-logic identified on Schedule B (collectively, the “Securityholders”), each entered into a separate Voting Agreement with Natus, dated October 16, 2005, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4, whereby each Securityholder agreed to vote all of the shares of Bio-logic common stock currently beneficially owned by such Securityholder or acquired by such Securityholder after such date (including by means of exercise of stock options) in favor of the merger and related matters. Each of these Securityholders also granted Natus an irrevocable proxy granting Natus the right to vote such shares in favor of such matters (the voting agreements and proxies together are referred to herein as the “Voting Agreements”). Natus did not pay additional consideration to the Securityholders in exchange for the Voting Agreements.

CUSIP No. 090909 10 2	Page 3 of 6 Pages

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the form of Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Bio-logic by Natus pursuant to the terms of the Merger Agreement. To induce Natus to enter into the Merger Agreement, the Securityholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.

The Merger Agreement provides that, at the effective time of the merger, each outstanding share of Bio-logic common stock will be converted into the right to receive $8.77 in cash, without interest. Each outstanding option to acquire Bio-logic common stock will be cancelled, with the holder of the option receiving, for each share covered by the option, an amount equal to the excess (if any) of $8.77 over the exercise price per share of the option.

By executing the Voting Agreements, the Securityholders have (i) agreed to vote all of the shares of Bio-logic common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement, including by means of exercise of stock options, in favor of the merger, adoption of the Merger Agreement and any other matter that could reasonably be expected to facilitate the merger, and against any Alternative Transaction Proposal (as defined in Article I of the Merger Agreement) and any other matter that might reasonably be expected to impede, delay or materially and adversely affect the merger, and (ii) granted irrevocable proxies to Natus granting Natus the right to vote such shares as specified in clause (i). The Securityholders may vote such shares on all other matters submitted to the Bio-logic stockholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the merger.

(c) Not applicable.

(d) It is anticipated that upon consummation of the merger, the officers and directors of Merger Sub shall become the officers and directors of Bio-logic (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the merger, the Certificate of Incorporation and Bylaws of Bio-logic shall be amended and restated in their entirety in accordance with the terms of Section 2.04 of the Merger Agreement.

(h) – (i) If the Merger is consummated as planned, Bio-logic common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

CUSIP No. 090909 10 2	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreements, Natus may be deemed to be the beneficial owner of 1,102,169 shares of Bio-logic common stock. This number of shares represents approximately 16.37% of the issued and outstanding shares of Bio-logic common stock based on the number of shares outstanding as of October 16, 2005 (as represented by Bio-logic in the Merger Agreement). Natus disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Natus as to the beneficial ownership of such shares.

To Natus’ knowledge, no shares of Bio-logic common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(b) Natus may be deemed to have shared voting power of the 1,102,169 shares of Bio-logic common stock held by the Securityholders due to Natus’ right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies). However, Natus does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Bio-logic stockholder with respect to such shares.

Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule B. To Natus’ knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To Natus’ knowledge, each of the individuals identified on Schedule B is a citizen of the United States.

(c) To Natus’ knowledge, no transactions in Bio-logic common stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To Natus’ knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of Bio-logic common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. The number of shares that Natus may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon exercise of the stock options referred to in the preceding sentence, nor any other shares issuable upon the exercise of stock options held by the parties to the Voting Agreements, and Natus disclaims beneficial ownership of all such shares.

CUSIP No. 090909 10 2	Page 5 of 6 Pages

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
1	Agreement and Plan of Merger, dated as of October 16, 2005, by and among Natus Medical Incorporated, Summer Acquisition Corporation and Bio-logic Systems Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 000-33001) filed by Natus Medical Incorporated on October 19, 2005).

2	Form of Voting Agreement, dated October 16, 2005, by and between Natus Medical Incorporated and certain securityholders of Bio-logic Systems Corp. (incorporated by reference to Exhibit B-2 of Exhibit 10.1 to the Form 8-K (File No. 000-33001) filed by Natus Medical Incorporated on October 19, 2005).

CUSIP No. 090909 10 2	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2005	NATUS MEDICAL INCORPORATED

	By:	/S/ STEVEN J. MURPHY
Steven J. Murphy, Vice-President Finance

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Natus Medical Incorporated

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Natus Medical Incorporated. Except as indicated below, the business address of each person is c/o Natus Medical Incorporated, 1501 Industrial Road, San Carlos, California 94070.

BOARD OF DIRECTORS

Name

James B. Hawkins

Robert A. Gunst	Chairman

William M. Moore

Kenneth E. Ludlum

Mark D. Michael

Doris Engibous

EXECUTIVE OFFICERS

Name	Title

James B. Hawkins	President and Chief Executive Officer

Steven J. Murphy	Vice President Finance

William L. Mince	Vice President Operations

D. Christopher Chung, M.D.	Vice President, Medical Affairs, R&D, and Engineering

Kenneth M. Traverso	Vice President Marketing and Sales

Schedule B

Parties to Voting Agreements with Natus Medical Incorporated

The following table sets forth the name and principal occupation or employment of each securityholder of Bio-logic that has entered into a Voting Agreement with Natus in connection with the Merger Agreement, and the aggregate number of shares of Bio-logic common stock held by each such person as of October 16, 2005.* Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o Bio-logic Systems Corp., One Bio-logic Plaza, Mundelein, Illinois 60060.

Name	Shares Held as of October 16, 2005		Exercisable Options to Purchase Shares within 60 Days of October 16, 2005	Total Beneficial Ownership of Shares as of October 16, 2005
Moore, Craig W.	25,000		35,250	60,250
Damron, Lawrence D.	2,500		17,437	19,937
Johnson, Pamela S.	12,375			12,375
Johnson, Roderick G.	15,000		282,000	309,375
Milstein, Albert	56,875		26,813	83,688
Raviv, Dorit	315,157			315,157
Raviv Ph.D., Gabriel	452,679	**	73,125	525,804
Raviv Family Limited Partnership	295,708			295,708

Total	1,102,169		434,625	1,622,294

*	As noted in Item 6 above, the Voting Agreements also apply to any shares of Bio-logic common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. As noted in each applicable column, the above table includes both the total shares of common stock held as of October 16, 2005 and the number of options exercisable within sixty (60) days of October 16, 2005.
**	Includes 45,000 shares held as Trustee.

EXHIBIT INDEX

Exhibit No.	Title
1	Agreement and Plan of Merger, dated as of October 16, 2005, by and among Natus Medical Incorporated, Summer Acquisition Corporation and Bio-logic Systems Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 000-33001) filed by Natus Medical Incorporated on October 19, 2005).

2	Form of Voting Agreement by and between Natus Medical Incorporated, and certain securityholders of Bio-logic Systems Corp. (incorporated by reference to Exhibit A-2 of Exhibit 10.1 to the Form 8-K (File No. 000-33001) filed by Natus Medical Incorporated on October 19, 2005).